                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                            KERR-MCGEE CORPORATION
                               (Name of Issuer)

                         COMMON STOCK, $1.00 PAR VALUE
                        (Title of Class of Securities)

                                   492386107
                                (CUSIP Number)

                               WILLIAM C. LEMMER
                 VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                              ORYX ENERGY COMPANY
                                13155 NOEL ROAD
                               DALLAS, TX  75240
                          TELEPHONE:  (972) 715-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               OCTOBER 14, 1998
            (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13(d)-1(g), check the following box [ ]

-----------------------
  CUSIP NO. 492386107                   13D
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Oryx Energy Company (IRS Identification No. 23-1743284)
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

      00 (See Item 3)
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
 5                                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

      State of Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          9,434,181 shares of common stock
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          9,434,181 shares of common stock
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      9,434,181 shares of common stock (see Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                    [_]


------------------------------------------------------------------------------

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

      16.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14

      CO
------------------------------------------------------------------------------

Item 1.   Security and Issuer.

          The class of equity securities to which this statement relates is the common stock, $1.00 par value (the "Kerr-McGee Common Stock"), of Kerr-McGee Corporation, a Delaware corporation ("Kerr-McGee"). The principal executive offices of Kerr-McGee are located at Kerr-McGee Center, Oklahoma City, Oklahoma 73125.

Item 2.   Identity and Background.

          This statement is being filed by Oryx Energy Company, a Delaware corporation ("Oryx"), in connection with a stock option agreement dated October 14, 1998 (the "Option Agreement"), between Oryx and Kerr-McGee, as described in
Item 5. The address of the principal business and principal executive offices of Oryx is 13155 Noel Road, Dallas, Texas 75240. The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of Oryx is set forth on Attachment A.

          Oryx is an oil and gas exploration and production company. Oryx, together with its consolidated subsidiaries, has operations in six producing countries around the world.

          Neither Oryx, nor, to the best of Oryx's knowledge, any of the persons named on Attachment A, has during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

          This Statement relates to an option granted to Oryx by Kerr-McGee to purchase shares of Kerr-McGee Common Stock from Kerr-McGee as described below (the "Stock Option"). The Stock Option entitles Oryx to purchase up to 9,434,181 shares of Kerr-McGee Common Stock (the "Option Shares") under the circumstances specified in the Stock Option Agreement dated as of October 14, 1998, between Kerr-McGee and Oryx (the "Option Agreement") and as described in
Item 5 below, for a purchase price of $46.94 per share (the "Purchase Price").

          The Stock Option was granted by Kerr-McGee as an inducement and condition to Oryx's entering into the Agreement and Plan of Merger, dated as of October 14, 1998, between Kerr-McGee and Oryx (the "Merger Agreement"). Pursuant to the Merger Agreement, Oryx will be merged with and into Kerr-McGee (the "Merger") with Kerr-McGee as the surviving corporation, on the terms and subject to the conditions thereof. Prior to the Effective Time (as defined in the Merger Agreement), each share of Oryx common stock, $1.00 par value (the "Oryx Common Stock"), will be converted into 0.369 shares of Oryx Common Stock (or cash in lieu of fractional shares) (the "Reverse Split"). At the Effective Time, each share of Oryx Common Stock issued and outstanding following the Reverse Split will be converted into the right to receive from Kerr-McGee one share of Kerr-McGee Common Stock. If the Merger is consummated, the Stock Option will not be exercised. No monetary consideration was paid by Oryx to Kerr-McGee for the Stock Option.

          If Oryx elects to exercise the Stock Option, it currently anticipates that the funds to pay the Purchase Price will be provided through internally generated funds and selective short term and/or long term borrowings.

Item 4.   Purpose of Transaction.

          As stated above, the Stock Option was granted to Oryx as an inducement and condition to Oryx's entering into the Merger Agreement. If the Merger is consummated, the size of Kerr-McGee's Board of Directors will be increased from nine to 14 members, with five members of Oryx's Board of Directors becoming members of Kerr-McGee's Board of Directors, the Certificate of Incorporation and By-Laws of Kerr-McGee will be amended and restated as set forth in the Merger Agreement and the exhibits thereto, and all shares of Oryx Common Stock outstanding after the effect of the Reverse Split will be converted into Kerr-McGee Common Stock.

Item 5.   Interest in Securities of the Issuer.

          As a result of the issuance of the Stock Option, Oryx may be deemed to be the beneficial owner of 9,434,181 shares of Kerr-McGee Common Stock, which would represent approximately 16.6% of the shares of Kerr-McGee Common Stock outstanding upon exercise of the Stock Option (based on the number of shares of Kerr-McGee Common Stock outstanding on September 30, 1998, as set forth in the Merger Agreement). Oryx will have sole voting and dispositive power with respect to such shares.

          The Option Shares described herein are subject to the Stock Option, which is not currently exercisable. The Stock Option will become exercisable upon termination of the Merger Agreement in certain circumstances, generally involving: (i) an adverse change in (or failure to reconfirm) the recommendation of Kerr-McGee's Board of Directors to its stockholders to approve the Merger;
(ii) the approval or recommendation by Kerr-McGee's Board of Directors of another acquisition proposal; (iii) the triggering of Kerr-McGee's Rights Agreement; (iv) the acceptance by Kerr-McGee of a superior proposal; or (v) the failure of Kerr-McGee's stockholders to approve the Merger after a competing proposal has been publicly communicated, if Kerr-McGee enters into a definitive agreement for a transaction within 12 months of such termination and such transaction is later consummated. Nothing herein shall be deemed to be an admission by Oryx as to the beneficial ownership of any shares of Kerr-McGee Common Stock; prior to the exercise of the Stock Option, Oryx disclaims beneficial ownership of all Option Shares.

          Except as described herein, neither Oryx nor, to the best of Oryx's knowledge, any other person referred to in Attachment A beneficially owns or has acquired or disposed of any shares of Kerr-McGee Common Stock during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Except for the Merger Agreement and the Option Agreement, none of the persons named in Item 2 has any contracts, arrangements, understandings or relationships (legal or otherwise) with any persons with respect to any securities of Kerr-McGee, including but not limited to, transfers or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, of the giving or withholding of proxies.

          The summary contained in this Schedule 13D of certain provisions of the Merger Agreement and the Option Agreement is qualified in its entirety by reference to the Merger Agreement and the Option Agreement attached as Exhibits 1 and 2 hereto, respectively, and incorporated herein by reference.

Item 7.   Materials to be Filed as Exhibits.

Exhibit 1 Agreement and Plan of Merger by and between Oryx Energy Company and Kerr-McGee Corporation, dated as of October 14, 1998 (the "Merger Agreement").

Exhibit 2 Stock Option Agreement by and between Oryx Energy Company and Kerr-McGee Corporation, dated as of October 14, 1998 (the "Option Agreement").

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Dated:  October 20, 1998

                                        ORYX ENERGY COMPANY



                                        By:  /s/ William C. Lemmer
                                             -----------------------------------
                                             William C. Lemmer
                                             Vice President, General Counsel and
                                             Secretary

                                 Attachment A

Executive Officers and Directors of Oryx Energy Company

          The names and titles of the executive officers and the names of the directors of Oryx and each of their business addresses and principal occupations are set forth below. If no address is given, the director's or executive officer's business address is that of Oryx. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to such individual's position at Oryx, and each individual is a United States citizen.

Executive Officers            Position
------------------            --------

Marion E. Anglin              Vice President, Worldwide Exploration

Jerry W. Box                  President and Chief Operating Officer

Warren A. Bryan               Vice President, U.S. Onshore Operations

Sherri T. Durst               General Auditor

Steven J. Flowers             Vice President and Treasurer

David A. Hager                Vice President, U.S. Offshore Operations

Frances G. Heartwell          Vice President, Human Resources and
                              Administration

Patricia L. Horsfall          Vice President, Business Development, Services
                              & International Production

William P. Kaufman            Vice President, Eurasia Operations

Robert L. Keiser              Chairman of the Board and Chief Executive
                              Officer

William C. Lemmer             Vice President, General Counsel and Secretary

Edward W. Moneypenny          Executive Vice President, Finance, and Chief
                              Financial Officer

Robert L. Thompson            Vice President, Planning and Controller

Directors                     Present Principal Occupation; Address
---------                     -------------------------------------

David C. Genever-Watling      Managing Director
                              SMG Management L.L.C.
                              5956 Sherry Lane, Suite 710
                              Dallas, TX 75225

Robert B. Gill                Retired

Charles H. Pistor, Jr.        Former Vice Chairman
                              Southern Methodist University

Robert L. Keiser              (see above)

Paul R. Seegers               President
                              Seegers Enterprises
                              8222 Douglas Ave., Suite 790
                              Dallas, TX 75225

Ian L. White-Thomson          Chairman, President and Chief Executive Officer
                              U.S. Borax, Inc.
                              26877 Tourney Road
                              Valencia, CA 91355-1847

Jerry W. Box                  (see above)

William E. Bradford           Chairman
                              Halliburton Company
                              3600 Lincoln Plaza
                              500 North Akard
                              Dallas, TX 75201

Sylvia A. Earle               Chair
                              Deep Ocean Exploration and Research, Inc.
                              12812 Skyline Blvd.
                              Oakland, CA 94619

Edward W. Moneypenny          (see above)

                                 EXHIBIT INDEX


Exhibit No.         Description                                       Page No.
-----------         -----------                                       --------

Exhibit 1 Agreement and Plan of Merger by and between Oryx Energy Company and Kerr-McGee Corporation, dated as of October 14, 1998.

Exhibit 2      Stock Option Agreement by and between Oryx Energy
               Company and Kerr-McGee Corporation, dated as of October 14, 1998.